October 26, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attn.: Nili Shah

RE:	Dominion Homes, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 30, 2006

Form 10-Q for Quarterly Period Ended June 30, 2006

Filed August 8, 2006

File No. 000-23270

Dear Ms. Shah:

We have received your comment letter dated October 12, 2006. We understand that the purpose of your review process is to assist us in complying with the applicable disclosure requirements and to enhance the overall disclosure in our filings. Our responses to your comments are detailed below. In providing our response to your comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2005

Comment 1 (Footnote 2, Summary of Significant Accounting Policies, Segment Information, page 57)

We completed an appropriate SFAS 131 review in conjunction with preparation of our Form 10-K as of and for the period ending December 31, 2005. In that review, we again concluded, based on the definition of an operating segment, that we have separate operating segments in Ohio and Kentucky engaged in the same line of business, overseen by the President and Chief Operating Officer of Dominion Homes, Inc., and that we meet the aggregation criteria as defined in paragraph 17 of SFAS 131.

We have again considered the guidance in paragraph 17 of SFAS 131 to determine whether we have appropriately met the criteria for aggregating our two operating segments into a single segment for reporting purposes. We believe the two operating segments do meet each of the aggregation criteria as follows:

Economic characteristics

To further review the economic characteristics of our homebuilding operating segments in Ohio and Kentucky, we reviewed gross margins for the period January 1, 2003 through August 31, 2006 as follows:

Year	Ohio	Kentucky
2003	20.08%	20.91%
2004	20.14%	17.72%
2005	14.31%	14.52%
YTD August 2006	6.54%	8.53%
Cumulative average	17.21%	16.36%

The margin difference between the two operating segments in 2003, 2005, and the cumulative average are within 5% which clearly supports the conclusion of similar economic characteristics. The margin difference between the two operating segments in 2004 and year to date August 2006 is greater than 5% due to short term factors that do not significantly impact comparability over any longer term period. The 2004 difference is primarily a result of start up activities and incremental costs related to the opening of the Lexington market. The year to date August 2006 difference is a result of larger discounts and greater competitor pressure in the Ohio operating segment than was experienced in Kentucky.

Our gross margin results may move up or down from the base margin in any given year or quarterly reporting period due to individual factors, such as discounts, the cost of land , the effect of competition , the proximity of our own subdivisions, school districts, the decision to lower margins or prices to finish out a subdivision, etc. However, we believe that the evaluation of gross margins over any long-term period (three to five years) will indicate that the margins for our two operating segments will continue to be similar.

Nature of the products

We currently offer five distinct series of homes (Independence Series, Metropolitan Series, Millenium Series, Tradition Series, and Grand Reserve Series). Our home designs allow them to be built in either of our two operating segments depending on the availability of compatible land sites. The design work for our home offerings in all markets is performed by our architectural department, located in our corporate office, and by contracted architectural firms.

Nature of production processes

Because all of our home designs are available in each of our markets, the process of constructing the homes does not vary significantly between markets. We act as the general contractor for the construction of our homes. Our construction superintendents, together with construction managers to whom they report, monitor construction, coordinate the activities of subcontractors and suppliers, maintain quality and cost controls, and monitor compliance with zoning and building codes. We maintain information and administrative systems to support our construction operations. These systems, utilized within each of our markets, integrate our sales reporting, contract management, and material distribution systems into the construction process. When it is practical to do so, we attempt to share personnel and systems between our various markets to develop communities and build homes. In fact, our recent (2004) expansion of operations into Lexington, Kentucky was undertaken in part because of its close proximity to our existing operations in Louisville, Kentucky and our ability to share systems and personnel in developing communities and building homes in both of our Kentucky locations.

Type or class of customer

We focus on providing high-quality, affordably priced homes primarily for entry-level and first-time move-up home buyers in each of our markets. Based on the fact that each of our product offerings is available in every market we operate, there is no discernible difference in the type or class of customer targeted in either of our operating segments.

Methods used to distribute products

We employ an in-house sales staff to help customers determine which home design best suits his or her needs. Our sales representatives in all markets undergo regular training to assure high levels of professionalism and product knowledge. We sell our homes principally through the use of on-site, fully furnished and landscaped model homes decorated to emphasize the quality design features and choices available to our customers. We also encourage independent realtor participation in the home sales process because realtors often introduce homes to customers who might not otherwise consider purchasing a new home.

We also believe the internet continues to have a significant impact on the way that potential home buyers shop for homes. Through our website, a potential home buyer in any of our markets can take virtual tours of models and search our home inventory by specifying size, location, amenities and price.

Regulatory environment

We are subject to local, state and federal requirements concerning zoning, building design and construction, and the protection of health and the environment in each of our markets. We must obtain licenses, permits, and approvals from various governmental agencies for all of our development activities. Although local political issues may result in these requirements being more or less difficult to meet in certain of our subdivisions and markets, the overall regulatory climate in each of our operating segments remains similar in that all have these fundamental requirements.

You are correct in that we presently build homes in three markets, Central Ohio, Louisville, Kentucky and Lexington, Kentucky and that they have diverse economic and employment bases. Our disclosure was intended to convey that we operate in three Metropolitan Statistical Areas (MSA’s) that are themselves diverse economically and from an employment base perspective. Our comment was meant to give the reader an understanding of the diversity within each MSA. We will clarify this point in our Form 10-K as of and for the period ending December 31, 2006.

In reference to our levels of management, we do have a Senior Vice President for our Kentucky operations. Due to the manner in which we have historically run our company as one homebuilding operation, we have recently eliminated the position of Senior Vice President for our Ohio operations. Our President and Chief Operating Officer is responsible for all aspects of our business. However, the position of Senior Vice President for the Kentucky operations is necessary to handle locally certain routine affairs specific to our operations in Louisville and Lexington. Even though we have a Senior Vice President in Kentucky, the chief operating decision maker (CODM) for Dominion Homes, Inc. has always been the President and Chief Operating Officer.

The CODM makes allocation decisions regarding the allocation of capital (where to invest development dollars) and the assessment of profitability / performance at the operating segment level, utilizing separate Ohio and Kentucky segment reports which contain information at a subdivision level. Pursuant to your request, we are submitting under separate cover, pursuant to a request for confidential treatment under SEC Rule 83, the following internal monthly financial reports used by the CODM: closed job margin reports(2), our sales backlog reports(2) and our lot inventory analysis report(1).

Management will continue to periodically evaluate the aggregation of its operating segments, under the criteria of SFAS 133, paragraph 17, to ensure that our conclusion regarding a single homebuilder reporting segment is appropriate.

Form 10-Q for the Quarterly Period ended June 30, 2006

Comment 2 (Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15)

The management discussion and analysis will be expanded beginning with the quarterly period ended September 30, 2006 to include commentary as to material uncertainties with respect to potential future write-offs related to land inventories. The following is a draft of our suggested wording with respect to our September 30, 2006 filing:

Real Estate Inventories

The following table sets forth an estimate of our land inventory as of September 30, 2006 and includes (a) land that we own and (b) land that we control under option agreements and contingent contracts and that has already been zoned for our needs or which we otherwise believe is reasonably likely to result in a purchase. The estimated number of lots is based on our current development plans, but the number of lots may change if our development plans change. We generally do not purchase land for resale. However, when land that we own no longer fits into our development plans, we offer this land for sale, primarily to other homebuilders and commercial developers.

Land Inventory	Finished Lots	Lots Under Development	Unimproved Land Estimated Lots	Estimated Total Number of Lots	Inventory Value
Land we own:
Central Ohio	xxx	xxx	xxx	xxx	$	xxx
Kentucky	xxx	xxx	xxx	xxx		xxx
Land we control:
Central Ohio	—	—	xxx	xxx		xxx
Kentucky	—	—	—	—		—
Held for sale:
Central Ohio	—	xxx	xxx	xxx		xxx
Kentucky	—	xxx	xxx	xxx		xxx

Total Land Inventory	xxx	xxx	xxx	xxx	$	xxx

The above table does not include lots on which inventory homes are being constructed. Similarly, we do not include inventory homes in our number of sales or reported backlog. Lots on which inventory homes are being constructed are included in Homes under construction in our consolidated balance sheets. At September 30, 2006, we had xxx inventory homes, including xxx in Kentucky, in various stages of construction, representing an aggregate investment of ($xxx million).

[Note – The paragraphs below represent new disclosure proposed for Q3 2006.]

From a long term planning perspective we attempt to maintain a land inventory that is sufficient to meet our anticipated lot needs for the next four to six years. At September 30, 2006, we owned lots or land that we estimate could be developed into approximately xxx lots, including xxx lots in Kentucky. At that date, we also controlled, through option agreements or contingent contracts, land that we estimate could be developed into approximately xxx additional lots, all of which are in Ohio. We hold additional contingent agreements for land that may allow us to develop additional lots that are not included in these totals. However, based on our land review process, we have concluded that it is unlikely that all of the contingencies contained in these other agreements will be satisfied in the near future. Consequently, we did not consider these contingent agreements when estimating the total amount of land or number of lots that we control. The option agreements that we determined were more than likely to have the contingencies satisfied expire at various dates through xxx. We decide whether to exercise any particular option or otherwise acquire additional land based upon our assessment of a number of factors, including our existing land inventory at the time, the status of purchase contingencies and our evaluation of the future demand for our homes.

Our business strategy is to be the developer in substantially all of the communities in which we build homes. The process of acquiring land, obtaining entitlements and developing communities is a multi-year process, and once we have begun the development of a new community, it is difficult and, at times, impractical to discontinue development activities. As a result, in periods of declining sales and backlog, such as the Company has experienced during the past two years, our land inventory position may exceed our near term needs. Based on the xxx homes delivered during the 12 months ended September 30, 2006, our inventory of xxx lots at September 30, 2006 represented a xxx year supply compared to our target range of a four to six year supply. In contrast, during the preceding five years, from 2001 through 2005, the Company sold xxx homes. Based on average annual sales during that period of xxx homes, our inventory of xxx lots at September 30, 2006 represented a six year supply.

As noted previously in our discussion of Gross Profit, during the first nine months of 2006 our gross margin as a percent of sales decreased to x.x% from x.x% during the first nine months of 2005. The decline in gross margin is primarily the result of larger sales discounts, write-offs of deposits and pre-acquisition costs for land the Company decided not to purchase, impairment charges and gains and losses from the sale of land. The Company has provided additional sales incentives and special pricing promotions throughout 2006 in order to maintain market share and generate cash flow from the continued reduction of inventories. The Company believes that these discounts are reflective of extremely competitive pricing in our markets and anticipates that margins will slowly begin to recover in future periods.

The reduced number of homes delivered and lower margins have contributed to operating losses and deficits in operating cash flow. These factors have also required the Company to amend its credit facility and obtain waivers with respect to compliance with certain of its financial covenants. In response to these concerns the Company has significantly reduced selling, general and administrative costs to align our cost structure with the current level of sales activity, slowed all land acquisition efforts, delayed the commencement of construction activities except where required for near term sales and have offered for sale various developed lots and land parcels not required based on current absorption rates.

Land Held for Sale at September 30, 2006 includes unimproved land and lots under development with an aggregate inventory value of $xx.x million (representing x.x% of our total land inventory value) and represents approximately xxx lots (x.x% of our total estimated lots). The carrying value of Land Held for Sale includes reserves of $x.x million that were recorded to reduce the carrying value of certain of the parcels to fair value. Approximately $xx.x million of the Land Held for Sale is currently subject to sales contracts. These contracts generally contain due diligence requirements and other contingencies that allow the purchaser to cancel the contract, subject only to forfeiture of any non refundable deposits.

The Company evaluates the recoverability of its real estate inventories each quarter on a community (subdivision) by community basis, in accordance with SFAS No. 144. Our approach uses several factors including the recent level of sales activity, gross margin trends, projected cash flows and planned development activities for each community. The Company records impairment reserves to reduce inventory carrying values to fair value in those instances where the cost is not expected to be recovered through future cash flows from either the construction and delivery of a new home or through the sale of the land parcel or lot. Land and land development costs and homes under construction inventory values at September 30, 2006 are net of approximately $xx.x million of impairment reserves recorded to reduce the carrying amounts of certain communities to their fair (recoverable) value. Real estate market prices for both developed and undeveloped lots are subject to a number of economic factors, including new home demand, current selling prices for both new and existing homes, inventory levels in specific markets and interest rates. Further deterioration in either the demand for new homes in our markets or the gross margins that we are able to achieve from homes sales may require additional inventory write downs in future periods. In addition if we do not continue to comply with or obtain waivers with respect to our credit facility or we are unable to refinance the facility prior to its scheduled maturity in May 2007, the Company could be required to liquidate real estate inventory positions in an unfavorable market. Such sales would likely occur at prices lower than the current carrying values and would create the need for potentially significant additional valuation reserves or write-offs.

Comment 3 (Footnote 11, Joint Venture Arrangements, page 13)

At this time, we are in the process of gathering and analyzing the information necessary to respond fully to this comment. We would expect to provide you with a response to this comment no later than Friday, November 3, 2006.

We welcome any questions you may have about our response or on any other aspect of your review. Please feel free to contact me directly at (614) 356-5517 if you would like to further discuss our response.

Sincerely,

/s/ William G. Cornely
William G. Cornely
Senior Vice President – Finance and Chief Financial Officer